FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
(Itau Bank Financial Holding S.A.) (Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.   Form 20-F |X|    Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this
Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.   Yes |_|     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

___________________________________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAU HOLDING FINANCEIRA S.A.
(Registrant)

Date: December 2 nd, 2004 By: /s/ Alfredo Egydio Setubal

Name: Alfredo Egydio Setubal
Title: Investor Relations Officer

By: /s/ Silvio Aparecido de Carvalho

Name: Silvio Aparecido de Carvalho
Title: Chief Accounting Officer